November 8, 2007

Mr. Allan Reeh
President and Chief Executive Officer
LG Holding Corporation
3413 S. Ammons Street #22-6
Lakewood, CO 80209

Re: LG Holding Corporation
Registration Statement on Form SB-2
Filed October 10, 2007
File No. 333-146602

Dear Mr. Reeh:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as possible in your explanation. In some
of our comments, we may ask you to provide us with supplemental information so we
may better understand your disclosure. After reviewing this information, we may or may
not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related
        captions or other artwork including logos that you intend to use in the prospectus.
        You should not include such graphics and pictorial representations in any
        preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide the corporate governance disclosure required by Item 407(a) of
        Regulation S-B.

Facing Page

3.   We note that you have calculated the registration fee based on Rule 457(c). Because there is no market for your shares this reliance is inappropriate. Please revise to reference another provision.

Summary, page 4

4.   Please advise us whether LG Holding Corporation has a web address and whether www.noworriesmns.com is your subsidiary's address. If so, please include all of your company's web addresses in your summary section and anywhere else you deem appropriate. See Item 101(c)(3) of Regulation S-B.

Our Company, page 4

5.   You state, "Our business is to provide information technology service support to business organization." Although the Summary section is not required to contain the amount of detail found elsewhere in the prospectus, please provide a more detailed description of the actual services you perform.

The Offering, page 5

6.   You indicate here and elsewhere in the prospectus that you had 29,891,100 shares of common stock outstanding as of *September 15, 2007*. Elsewhere in the prospectus, however, you state the total number of outstanding shares as of *October 1, 2007* (*e.g.*, see page 19). Please make sure that your shares outstanding disclosure in throughout the document is as of a uniform date.

Risk Factors, page 5

7.   We note that you state in several risk factor disclosures that you have been profitable from inception through the six months ended July 31, 2007. We also note, however, that for the six months ended July 31, 2007 you only had a net income of $627. Please revise the disclosure related to your profitability to reflect that although you were profitable for the six month ended July 31, 2007, such profitability was nominal.

8.   Many of your risk factors do not address how the risk may adversely affect your company. For example, but without limitation, the first risk factor does not explain how your lack of an operating history may adversely affect your business operations. Please specifically clarify how each risk may adversely affect your company.

9. Please avoid generic phrases such as "which would have a materially adverse impact on our operation" (page 6), "could have a materially adverse affect on our viability as an entity" (page 6), and "which would have a materially adverse impact on our operations and the investors' investment" (page 6). Instead, describe the nature of the adverse impact or effect of each risk.

10. Please revise your document to include risk factors addressing risks related to your specific business, including risk related to your principal service lines, target markets, and major customers. See Item 503 of Regulation S-B.

11. On page 14 you state that your "business activity is closely tied to the economy of Denver and the U.S. economy." Please include a risk factor that addresses that risk.

We Have a Lack of Liquidity and May Need Additional Financing in the Future, page 6

12. You state, "We expect to rely principally upon recent Offering . . . ." Please clarify which offering to which you are referring. Also, please clarify your reliance on that offering to supply liquidity to your business.

13. Please reconcile this risk factor with the "We Have a Lack of Liquidity and Will Need Additional Financing in the Future." We note that those two risk factors are inconsistent and repetitive.

As a Company with Limited Operating History, We Are Inherently . . . ., page 6

14. This risk factor is repetitive of the first risk factor. Please combine the two risk factors addressing your lack of an operating history into one risk factor.

Intense Competition in our Market Could Prevent . . . ., page 6

15. Please reconcile the statement, "Competition from larger and more established companies is a significant threat and expected to increase" with your disclosure on page 17 that larger firms are not a direct source of competition.

16. Please remove the reference to "interior design."

Our Success will be Dependent Upon Our Management's Efforts, page 6

17. Your risk factor narrative references more than one individual. Please provide the names of all person on which the success of your company is dependent.

Special Note Regarding Forward-Looking Statements, page 8

18.   Section 27A(a)(1) of the Securities Act expressly states that the safe harbor for
        forward looking statements applies only to statements made by an issuer that, at
        the time the statement is made, is subject to the reporting requirements of section
        13(a) or section 15(d) of the Exchange Act. Since you are not currently subject to
        these reporting requirements, please delete any references to the Litigation
        Reform Act.

Determination of Offering Price, page 9

19.   Please revise to disclose the factors considered in determining the initial offering
        price of $0.50 per share. Refer to Item 505 of Regulation S-B.

Management's Discussion and Analysis, page 11

20.   Please revise to include discussion of your critical accounting estimates. For
        reference see interpretive release 33-8350.

Results of Operations, page 12

21.   Please revise the description of operating expenses to clarify what you mean by
        "professional fees." Also, on page 18 you indicate that you do not have rent
        expenses. Please reconcile that disclosure with the statement on page 12 that rent
        is a "major component" of your operating expenses.

22.   Please revise to quantify the amount of non-recurring expenses incurred in 2007.

23.   On pages 13-15 you indicate that your current operations will generate sufficient
        working capital going forward. On page 6 in the risk factors section, however,
        you state that you "expect to experience a lack of liquidity for the foreseeable
        future in our ongoing operations" and that you will need to obtain financing of
        some type to fund your operations. Please reconcile this disclosure and provide a
        detailed analysis of how you can satisfy your cash requirements and whether you
        will have to raise additional financing in the next twelve months.

24.   Please revise to clarify how you plan to adjust your operating expenses so that
        cash generated from working capital will be sufficient.

25.   Please explain why a slow down in purchases of construction materials could
        have an impact on your business.

Liquidity and Capital Resources, page 13

26.   Please revise to discuss the reasons for the recent sale of your securities, in which
        you raised $33,050, and describe the impact of the offering on your liquidity.

Proposed Milestones to Implement Business Operations, page 14

27.   You disclose that you expect to be profitable by the end of your next fiscal year
        and you estimate that you must generate approximately $100,000 in sales per year
        to be profitable. Please reconcile this disclosure with the fact that you appear to
        already be profitable.

28.   You state, "We expect approximately $100,000 in operating costs over the next
        twelve months." Yet you also state in the Results of Operations discussion on
        page 13 that your "operating expenses are expected to remain fairly constant as
        sales improve." Please reconcile this inconsistency.

Description of Business, page 15

Operations, page 16

29.   We note that you provide information technology services and support. Please
        provide a more thorough description of the specific services you provide,
        including a discussion of who specifically performs those services.

30.   Please provide a description of the material terms of your contractual
        arrangements, including your pre-negotiated fee arrangements for recurring
        clients.

Raw Materials, page 17

31.   Please clarify how this disclosure relates to your business.

Executive Compensation, page 19

32.   Provide a narrative description of any material factors necessary to an
        understanding of the information disclosed in the Summary Compensation Table
        on page 20, including a description of the material terms of Mr. Reeh's
        compensation arrangement. Also, please disclosure the extent to which the
        company plans to pay executive compensation in the future. See Item 402(c) of
        Regulation S-B.

33.   Please disclose the compensation to your directors, if any, as required by Item
        402(f) of Regulation S-B.

Summary Compensation Table, page 20

34.   We note that you commenced operations, through your predecessor, in August
        2006. Please revise to disclose Mr. Reeh's compensation for fiscal 2006, in
        addition to the 2007 disclosure that you have already provided.

35.   We note that fiscal 2007 is has not been completed. Please state the specific time
        period covered by the summary compensation table. Also, please fill in the total
        amount of compensation Allan Reeh earned in the covered time period.

Certain Relationships and Related Transactions, page 20

36.   Please provide a description of the circumstances pursuant to which the company
        owes and has owed money to Mr. Reeh.

Consolidated Balance Sheets, page F-2

37.   SAB Topic 5A allows for the deferral of offering costs to offset the proceeds of
        the offering. However, since you will not receive any proceeds from these shares,
        please restate your financial statements to expense these costs or tell us why this
        is not necessary.

Consolidated Statements of Stockholders' Equity, page F-4

38.   Please tell us the nature of and reason for the distributions. We note that your
        policy has been to not pay dividends.

Note 2. Related Party Transactions, page F-9

39.   We note that you have accounted for the acquisition of the vehicle pursuant to
        SFAS 153, *Exchanges of Nonmonetary Assets*. Please clarify what nonmonetary
        asset you exchanged for the vehicle. Also, tell us why the vehicle has not been
        titled as belonging to the registrant and what, other than company business, it is
        used for.

40.   Please revise to include discussion of the space that you lease from your president
        on a rent free basis and any other related party transactions. In addition please tell
        us how you determined that you didn't have to include rent expense on your
        income statement. For reference see SAB Topic 1B and SAB Topic 5T. Also,
        revise your disclosures on page 20 of the filing.

Item 28. Undertakings, page II-4

41.	Please revise to provide the undertaking required by Item 512(g)(2) of Regulation S-B, relating to issuers that are subject to Rule 430C.

Exhibits, page II-3

42.	Please file all material service contracts, compensatory agreements with Mr. Reeh, and related party agreements as exhibits to the registration statement. See Item 601(b)(1) of Regulation S-B.

Exhibit 5.1 – Legal Opinion

43.	Because this is a resale registration statement, the shares being registered are currently issued and outstanding. Consequently, counsel should be able to opine that the shares have already been duly authorized, validly issued, fully paid and nonassessable. Please provide a revised opinion or tell us why counsel is unable to give that opinion.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, if the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David J. Wagner, Esq. (*via fax*)